UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2026

Dagi Ben-Noon
Chief Executive Officer
QTREX Quantum Ltd.
2 Ha-Tidhar St.
Ra’anana, 4366504, Israel

Re: QTREX Quantum Ltd.
Registration Statement on Form F-3
Filed June 04, 2026
File No. 333-296482

Dear Dagi Ben-Noon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ron Ben-Bassat, Esq.